UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. __)*

hhgregg, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42833L108

(CUSIP Number)

John M. Roth FS Equity Partners V, L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, California 90025 Tel No. (310) 444-1822

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42833L108

1	NAMES OF REPORTING PERSONS. FS Capital Partners V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,475,981
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,475,981
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,475,981
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 42833L108

1	NAMES OF REPORTING PERSONS. FS Equity Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,298,098
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,298,098
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,298,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 42833L108

1	NAMES OF REPORTING PERSONS. FS Affiliates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,883
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,883
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See instructions) PN

SCHEDULE 13D

This Schedule 13D relates to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of hhgregg, Inc., a Delaware corporation (the “Issuer”), by FS Capital Partners V, L.L.C., FS Equity Partners V, L.P., and FS Affiliates V, L.P. (collectively, the “Reporting Persons”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1. Security and Issuer.

This statement relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 4151 East 96th Street, Indianapolis, Indiana 46240.

ITEM 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of the following persons: (i) FS Equity Partners V, L.P., a Delaware limited partnership (“FS Equity V”); (ii) FS Affiliates V, L.P., a Delaware limited partnership (“FS Affiliates”); and (iii) FS Capital Partners V, L.L.C., a Delaware limited liability company (“FS Capital Partners”).

The business address of each of FS Equity V, FS Affiliates and FS Capital Partners is c/o Freeman Spogli & Co. 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

FS Capital Partners is the general partner of each of FS Equity V and FS Affiliates and was formed to participate in the management of FS Equity V and FS Affiliates. FS Equity V and FS Affiliates are limited partnerships which make investments for long term capital appreciation. Schedule A sets forth with respect to each executive officer and director of FS Capital Partners, such person’s name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person’s citizenship.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer (the “IPO”), FS Equity V owned 18,001,972 shares of Common Stock of the Issuer and FS Affiliates owned 240,804 shares of Common Stock of the Issuer. As part of the IPO, FS Equity V and FS Affiliates sold 5,690,674 and 76,121 shares of Common Stock, respectively.

Pursuant to the Stock Subscription Agreement (as described below in Item 4), FS Equity V will purchase 986,800 shares of Common Stock for an aggregate purchase price of $16,282,200 and FS Affiliates will purchase 13,200 shares of Common Stock for an aggregate purchase price of $217,800. Each of FS Equity V and FS Affiliates will use working capital to pay the purchase price. The transactions contemplated by the Stock Subscription Agreement are expected to be consummated on or about August 5, 2009.

ITEM 4. Purpose of Transaction.

The shares of Common Stock were acquired for the purpose of investment. FS Capital Partners, FS Equity V and FS Affiliates previously reported their ownership in the Issuer in a Schedule 13G filed on February 13, 2008. The Reporting Persons are filing this Schedule 13D as a result of the purchase of an aggregate of 1,000,000 shares of Common Stock pursuant to a Stock Subscription Agreement, dated July 15, 2009 (the “Stock Subscription Agreement”), among the Issuer, FS Equity V and FS Affiliates.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (j) any actions similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

The percentages of outstanding shares of Common Stock of the Issuer reported in this Item 5 are based on the assumption that there are 38,188,870 shares of Common Stock outstanding, which is the number of shares of Common Stock reported by the Issuer in its 424(b)(2) prospectus, dated July 20, 2009, filed with the Securities and Exchange Commission (the "SEC") on July 21, 2009. This number of outstanding shares assumes that the issuance of 1,000,000 shares of Common Stock to the Reporting Persons pursuant to the Stock Subscription Agreement described in Item 4 above has occurred.

(a)	Amount Beneficially Owned by each Reporting Person and Percent of Class:
(b)	Voting and Dispositive Power.

The Reporting Persons may be deemed to beneficially own in the aggregate (within the meaning of Rule 13d-3(a) of the Exchange Act) 13,475,981 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 35.3% of the shares of such class deemed outstanding as of July 20, 2009.

The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock of the Issuer as follows:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned
FS Equity V	13,298,098	34.8%
FS Affiliates	177,283	0.5%
FS Capital Partners	13,475,981	35.3%
Reporting Persons as a group	13,475,981	35.3%

FS Capital Partners, by virtue of being the sole general partner of FS Equity V and FS Affiliates, may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with respect to 13,475,981 shares of Common Stock. FS Equity V disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates. FS Affiliates disclaims beneficial ownership of the shares of Common Stock held by FS Equity V.

(c)	Other Transactions:

Other than the transactions described in this Schedule 13D, no Reporting Person nor any director or executive officer of any Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d)	Interests in Other Persons:

Not applicable

(e)        Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 15, 2009, the Issuer entered into the Stock Subscription Agreement with FS Equity V and FS Affiliates pursuant to which FS Equity V and FS Affiliates have agreed to purchase from the Issuer in a private placement an aggregate of 1,000,000 shares of the Common Stock at a purchase price per share equal to the price per share to be paid by the public in the offering (the “Public Offering”) described in the final prospectus supplement, dated July 20, 2009, filed with the SEC on July 21, 2009. The shares of Common Stock were sold in the Public Offering at $16.50 per share. The closing of the transactions contemplated by the Stock Subscription Agreement was conditioned upon the completion of the Public Offering, which was consummated on July 24, 2009. The private placement is being made pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

In connection with the Public Offering, each of FS Equity V and FS Affiliates entered into an agreement dated as of July 20, 2009 (the “Lock-Up Letter”) with Credit Suisse Securities (USA) LLC and Barclays Capital Inc., as representatives of the several underwriters for the Public Offering (the “Representatives”), pursuant to which each agreed, among other things, that for a period of 90 days after July 20, 2009, such Reporting Person would not, without the prior written consent of the Representatives, directly or indirectly, take any of the following actions with respect to the Issuer’s securities or any securities convertible into or exchangeable or exercisable for any of the Issuer’s securities: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of securities or securities convertible into or exchangeable or exercisable for any shares of securities, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers in whole or in part, any of the economic consequences of ownership of securities, whether any such aforementioned transaction is to be settled by delivery of shares of the securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

In connection with the IPO, each of FS Equity V, FS Affiliates, the California State Teachers’ Retirement System, A.S.F. Co-Investment Partners II, L.P., the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust and Messrs. Jerry W. Throgmartin, Gregg Throgmartin and Dennis May, entered into a registration rights agreement with respect to all of the shares of Common Stock of the Issuer that they hold. Pursuant to the registration rights agreement, FS Equity V and Jerry W. Throgmartin may, at any time, require the Issuer to register for resale under the Securities Act their registrable shares of Common Stock. These registration rights include the following provisions:

•

Demand Registration Rights. The Issuer granted three demand registration rights to FS Equity V and one demand registration right to Jerry W. Throgmartin so long as the holder or holders request the registration of registrable Common Stock having a fair market value of at least $25,000,000, as determined by the Issuer’s Board of Directors. In the case of Jerry W. Throgmartin, registrable shares held by the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust and Messrs. Gregg Throgmartin and Dennis May may be included in the request for registration to reach the $25,000,000 threshold. In the case of a demand by FS Equity V, registrable shares held by FS Affiliates, the California State Teachers’ Retirement System and A.S.F. Co-Investment Partners II, L.P. may be included in the request for registration to reach the $25,000,000 threshold. Upon a demand made by either FS Equity V or Jerry W. Throgmartin, every party to the agreement can request to be included in the registration on a pro rata basis.

•

Piggyback Registration Right. Each party to the registration rights agreement also has unlimited piggyback registration rights subject only to a determination by the underwriters that the success of the offer or the offering price would be adversely affected by the inclusion of securities of the parties. If at any time, the Issuer proposes to file a registration statement under the Securities Act for the same class of common stock held by the parties to the registration rights agreement, the parties shall have the opportunity to include their registrable shares in the registration.

•	Expenses. The Issuer is responsible for paying all registration expenses, excluding underwriting discounts and commissions and the out of pocket expenses of the holders.
•	Indemnification. The Issuer has agreed to indemnify each of the stockholders party to the registration rights agreement against certain liabilities under the Securities Act.

The Reporting Persons have executed a Jointing Reporting Agreement dated July 27, 2009, which is attached hereto as Exhibit 4 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Except for the agreement described above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to the securities of the Issuer.

The information set forth in this Item 6 is qualified in its entirety by reference to the Stock Subscription Agreement (Exhibit 1 hereto), the Lock-Up Letter (Exhibit 2 hereto) and the registration rights agreement (Exhibit 3 hereto).

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1

Stock Subscription Agreement, dated July 15, 2009, among the Issuer,
FS Equity V and FS Affiliates. (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Issuer with the SEC on July 20, 2009).

Exhibit 2	Form of Lock-Up Letter.*
Exhibit 3

Registration Rights Agreement, dated April 12, 2007, by and among
FS Equity V, FS Affiliates, California State Teachers’ Retirement
System, A.S.F. Co-Investment Partners II, L.P., the Jerry W.
Throgmartin 2007 Grantor Retained Annuity Trust and Messrs. Jerry
W. Throgmartin, Gregg Throgmartin and May and the Issuer
(incorporated by reference to Exhibit 4.6 to the Issuer’s
Registration Statement on Form S-1 (Reg. No. 333-142181) filed with the SEC on April 18, 2007).

Exhibit 4	Joint Reporting Agreement dated July 27, 2009 among the Reporting Persons.*

               * Filed herewith

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2009

FS EQUITY PARTNERS V, L.P.

a Delaware Limited Partnership

By: FS Capital Partners V, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By: /s/ John M. Roth

Name: John M. Roth
Title:	Managing Member

FS AFFILIATES V, L.P.

a Delaware Limited Partnership

By: FS Capital Partners V, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By: /s/ John M. Roth

Name: John M. Roth
Title:	Managing Member

FS CAPITAL PARTNERS V, L.L.C.

a Delaware Limited Liability Company

By: /s/ John M. Roth

Name: John M. Roth
Title:	Managing Member

Schedule A

Name and Citizenship	Position	Business Address
Mark J. Doran U.S.A.	Managing Member	Freeman Spogli & Co. Incorporated 299 Park Avenue, 20th Floor New York, NY 10717
Bradford M. Freeman U.S.A.	Managing Member	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
Todd W. Halloran U.S.A.	Managing Member	Freeman Spogli & Co. Incorporated 299 Park Avenue, 20th Floor New York, NY 10717
Jon D. Ralph U.S.A.	Managing Member	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
John M. Roth U.S.A.	Managing Member	Freeman Spogli & Co. Incorporated 299 Park Avenue, 20th Floor New York, NY 10717
J. Frederick Simmons U.S.A.	Managing Member	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
Ronald P. Spogli U.S.A.	Managing Member	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
William M. Wardlaw U.S.A.	Managing Member	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025

Exhibit 2

LOCK-UP AGREEMENT

July ___, 2009

hhgregg, Inc.

4151 East 96th Street

Indianapolis, Indiana 46240

Credit Suisse Securities (USA) LLC

Barclays Capital Inc.

(together, the “Representatives”)

c/o	Credit Suisse Securities (USA) LLC,
Eleven Madison Avenue,
New York, New York 10010-3629

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

Dear Sirs:

As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which a public offering will be made of common stock, par value $.0001 per share (the “Securities”) of hhgregg, Inc., and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives. In addition, the undersigned agrees that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

The initial Lock-Up Period will commence on the public offering date set forth on the final prospectus used to sell the Securitiespursuant to the Underwriting Agreement (the “Public Offering Date”) and continue and include the date 90 days after the Public Offering Date; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company (in accordance with Section 11 of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market after the Public Offering Date will not be subject to this Agreement. A transfer of Securities to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer and such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period).

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before the date that is 90 days from the date hereof. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[Signature page follows]

Very truly yours,

....................................................

[Name of stockholder]

Signed: __________________

Exhibit 4

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the parties hereto represents to and agrees with the other parties as follows:

1.

Such party is eligible to use and file the statement on Schedule 13D pertaining to the Common Stock, $0.0001 par value per share, of hhgregg, Inc., a Delaware corporation, to which this Joint Reporting Agreement is attached as an exhibit for the purpose of filing of the information contained herein.

2.

Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.	Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated July 27, 2009

FS EQUITY PARTNERS V, L.P.

a Delaware Limited Partnership

By: FS Capital Partners V, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By: /s/ John M. Roth

Name: John M. Roth
Title:	Managing Member

FS AFFILIATES V, L.P.

a Delaware Limited Partnership

By: FS Capital Partners V, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By: /s/ John M. Roth

Name: John M. Roth
Title:	Managing Member

FS CAPITAL PARTNERS V, L.L.C.

a Delaware Limited Liability Company

By: /s/ John M. Roth

Name: John M. Roth
Title:	Managing Member